SANOFI AVENTIS AND PFIZER SEEK APPROVAL TO MARKET EXUBERA® IN THE UNITED STATES

Paris, March 2, 2005 - Pfizer Inc. and the sanofi-aventis Group announced today that the United States Food and Drug Administration (FDA) has accepted for filing a new drug application for Exubera® (inhaled human insulin powder).

Exubera®, a dry powder form of insulin that is inhaled into the lungs prior to eating, using a specially designed inhalation device, has been studied in more than 3,500 patients, some for over seven years.

The companies seek approval to market Exubera® for adult patients with type 1 and type 2 diabetes. Exubera® is currently also under review by the” European Medicines Agency”.

It is estimated that nearly 180 million people worldwide suffer from diabetes, and the number is expected to rise to 300 million people in the next 20 years. More than half of people with diabetes remain uncontrolled or poorly controlled and are at risk for common complications such as heart disease, stroke, kidney failure, nerve damage and blindness. Currently, diabetes and its complications account for more than $100 billion in healthcare costs annually in the United States.

Exubera® is being developed for patients with type 1 and type 2 diabetes through a collaboration between sanofi-aventis Group and Pfizer Inc. The two companies have entered into a global agreement to co-develop, co-manufacture and co-promote (where permitted by local law) inhaled insulin. Pfizer is also in collaboration with Nektar Therapeutics, developers of the inhalation device and formulation.

About sanofi-aventis

Sanofi-aventis is the world’s 3rd largest pharmaceutical company, ranking number 1 in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular disease, thrombosis, oncology, diabetes, central nervous system, internal medicine, and vaccines. Sanofi-aventis is listed in Paris (EURONEXT : SAN) and in New York (NYSE : SNY).

Sanofi-aventis conducts business in the U.S. through its affiliates Sanofi-Synthelabo Inc. and Aventis Pharmaceuticals Inc.

Pfizer discovers, develops, manufactures and markets leading prescription medicines for humans and animals, and many of the world’s best known consumer products.

Senior Vice President, Corporate Communications: Nicole Cranois - Vice President, Media Relations: Jean-Marc Podvin
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